Exhibit 99.1

The Metals Royalty Company Announces Fully Allocated US$165 Million Financing to Fund Acquisition of Additional 1.0% Mesabi Royalty

US$140 Million Secured Convertible Note Offering and a US$25 Million Senior Secured Term Loan to Fund the Additional Royalty and Repay Existing Indebtedness

LONDON, UK, August 21, 2026 – The Metals Royalty Company Inc. (“TMCR” or the “Company”) (Nasdaq: TMCR), today announced a financing package comprised of a US$140 million offering of convertible secured notes (the “Notes”) and a US$25 million senior secured term loan facility (the “Loan Facility”).

The proceeds of the Notes and the Loan Facility will be used: (i) to fund the closing of the Company’s previously announced acquisition of an additional 1.0% Index-Priced Gross Overriding Production Royalty with a Revenue Floor (the “Additional Mesabi Royalty”) in the Mesabi Metallics iron ore project (the “Mesabi Project”) in Nashwauk, Minnesota, from Ironclad Royalties LLC (“Ironclad”), (ii) to repay in full the Company’s existing senior term loan facility and (iii) for general corporate purposes. Closing of the Notes, the Loan Facility and the acquisition of the Additional Mesabi Royalty is expected to occur concurrently on or about August 24, 2026.

The Company has entered into subscription agreements with certain institutional and accredited investors for the purchase and sale of US$140 million aggregate principal amount of the Notes in a private placement. The closing of the Notes offering and the funding of the Loan Facility are subject to customary closing conditions, including the concurrent closing of the acquisition of the Additional Mesabi Royalty.

Summary of the Notes

•	Principal Amount: US$140 million
•	Coupon: 8.00% per annum (year 1: 6.00% cash / 2.00% payment-in-kind (“PIK”); year 2: 7.00% cash / 1.00% PIK; years 3 - 5: 8.00% cash)
•	Maturity: Five years
•	Conversion Premium: 37.5% above the reference price of US$6.30 per share (the “Reference Price”), resulting in an initial conversion price of approximately US$8.66 per share
•	Ranking: Senior secured, second lien, guaranteed by the Company’s subsidiaries, ranking behind the Loan Facility

Summary of the Senior Secured Term Loan Facility

•	Principal Amount: US$25 million senior secured loan
•	Interest Rate: Term SOFR plus 4.00% per annum
•	Maturity: 24 months, with a 12-month extension option
•	Ranking: Senior secured, first lien, guaranteed by the Company’s subsidiaries, ranking ahead of the Notes
•	Warrants: 500,000 common share purchase warrants to be issued to the lender at closing, with a five-year term and an exercise price representing a 37.5% premium to the Reference Price.

In addition, the Company has entered into a term sheet with Ironclad to amend the purchase agreement for the Additional Mesabi Royalty to increase the share consideration to an aggregate value of US$27.5 million (from US$7.5 million) (with the number of shares to be determined based on the Reference Price), in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) and make a corresponding reduction in the cash consideration.

The Notes and the warrants are being offered and sold, and the common shares to be issued to Ironclad will be issued, in private placements in reliance on the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof and, in the case of offers and sales outside the United States, Regulation S under the Securities Act, and on exemptions from prospectus requirements of applicable Canadian securities laws. Pursuant to a registration rights agreement to be entered into at the closing of the offering, the Company has agreed to file with the U.S. Securities and Exchange Commission a registration statement covering the resale of the common shares issuable upon conversion of the Notes, the common shares issuable upon exercise of the warrants and the common shares to be issued to Ironclad, within the time periods set forth therein.

About The Metals Royalty Company Inc.

The Metals Royalty Company Inc. (Nasdaq: TMCR) is a purpose-built financing platform dedicated to advancing U.S. critical mineral security and re-industrialization. The Company acquires and manages metals and mineral royalties, streams, and similar structured interests across the full value chain – supporting American defense, AI infrastructure, energy systems, and industrial capacity. TMCR’s royalty-based business model is designed to enable participation in the long-term cash flows and commodity upside of strategically significant assets, with reduced exposure to the operational and development risks typically associated with resource production. For more information, please visit the Company’s website at www.themetalsroyaltyco.com. Information contained on, or accessible through, the Company’s website is not incorporated by reference into, and does not form a part of, this press release. The Company’s filings with the U.S. Securities and Exchange Commission are available at www.sec.gov.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, any securities of the Company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act. The Notes, the common shares issuable upon conversion of the Notes, the warrants, the common shares issuable upon exercise of the warrants and the common shares to be issued to Ironclad have not been, and will not be at the time of their issuance, registered under the Securities Act or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The Company is not a reporting issuer in any province or territory of Canada and thus can only offer securities in reliance on applicable exemptions from, or in transactions not subject to, the prospectus requirements of applicable Canadian securities laws. Any prospective purchaser of the Company's securities understands that it may not be able to resell those securities except in accordance with limited exemptions available under applicable Canadian securities laws.

Cautionary Note Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by the Company or on its behalf. This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and "forward-looking information" within the meaning of applicable Canadian securities laws, which reflect the expectations of the Company's management regarding its future growth, future business plans and opportunities, expected activities and other statements about future events, results or performance. These forward-looking statements include, among other things, statements relating to the anticipated timing of, and the Company's ability to complete, the closing of the Notes offering, the Loan Facility and the acquisition of the Additional Mesabi Royalty; the satisfaction of the conditions to such closings; the anticipated use of proceeds, including the repayment of the Company's existing senior term loan facility; the Company's ability to enter into a definitive amendment to the purchase agreement for the Additional Mesabi Royalty on the terms set forth in the term sheet with Ironclad, and the issuance of common shares to Ironclad thereunder; the issuance of the warrants to the lender; the filing and effectiveness of a registration statement covering the resale of the common shares issuable upon conversion of the Notes, upon exercise of the warrants and to Ironclad; the construction, commissioning, ramp-up, mine life and economic potential of the Mesabi Project; the potential impact of government policy; market opportunity; and the Company's ability to execute on its business plan and to acquire and manage additional royalty interests. When the Company or its management uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate," "target," "potential" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and are based on a number of estimates and assumptions of management, in light of management's experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances as of the date of this press release. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in such statements. These risks and uncertainties include, but are not limited to: the failure to satisfy the conditions to the closing of the Notes offering and the Loan Facility, including the concurrent closing of the acquisition of the Additional Mesabi Royalty, and the risk that any investor fails to fund its subscription at closing; the failure to complete the acquisition of the Additional Mesabi Royalty on the anticipated timeline or at all, and the consequences of any such failure; the failure to enter into a definitive amendment to the purchase agreement for the Additional Mesabi Royalty on the terms set forth in the term sheet or at all; the dilutive effect of the issuance of common shares upon conversion of the Notes, upon exercise of the warrants and to Ironclad, and the increase in the principal amount of the Notes as a result of payment-in-kind interest; the Company's ability to satisfy its obligations under the Notes and the Loan Facility, including the restrictive covenants and security arrangements thereunder; the failure to file or obtain effectiveness of the resale registration statement within the time periods required by the registration rights agreement; the ability of Mesabi Metallics to complete construction of, commission and ramp up the Mesabi Project on the anticipated timeline or at all; the Company's dependence on the performance of, and information provided by, the operators of the projects underlying the Company's royalty interests; volatility in iron ore prices and the index-pricing and revenue floor mechanics of the Company's royalties; the timing and amount of any royalty revenue under the Company's royalties; the Company's limited operating history and the risks associated with new business development; the Company's potential inability to acquire additional royalty, stream or similar interests, or to achieve profitability and positive cash flow; market conditions; competitive dynamics; regulatory changes; and the other factors discussed in the "Risk Factors" section of the Company's Annual Report on Form 20-F and its subsequent reports furnished to or filed with the U.S. Securities and Exchange Commission, which are available at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statement speaks only as of the date of this press release, and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Investor Relations Contact

Lucas A. Zimmerman

MZ Group – MZ North America

(949) 259-4987

TMCR@mzgroup.us

www.mzgroup.us